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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                   ---------


                                HITK Corporation
            --------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
            --------------------------------------------------------
                         (Title of Class of Securities)

                                   404195109
            --------------------------------------------------------
                                 (CUSIP Number)

                                  John Gitlin
                             3008 Falls Church Lane
                     Mesquite, Texas 75149, (972) 289-0392
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 3, 2000
            --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or Section 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                SCHEDULE 13D

CUSIP No. 404195109 Page 2 of 4 Pages

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 (1) NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         John Gitlin
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 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  / /
                                                                      (b)  / /
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 (3) SEC USE ONLY

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 (4) SOURCE OF FUNDS*
     Attorney fees owed to reporting person by issuer.
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 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    / /
--------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
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                             (7) SOLE VOTING POWER
                                 500,000
      NUMBER OF              --------------------------------------------------
       SHARES                (8) SHARED VOTING POWER
     BENEFICIALLY                -0-
      OWNED BY               --------------------------------------------------
        EACH                 (9)  SOLE DISPOSITIVE POWER
     REPORTING                    500,000
       PERSON                --------------------------------------------------
        WITH                 (10) SHARED DISPOSITIVE POWER
                                  -0-
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     500,000
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(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                               / /
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9%
--------------------------------------------------------------------------------
-
(14) TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------
-
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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Page 3 of 4 Pages
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Item 1.   SECURITY AND ISSUER.

          This Schedule 13D (this "Filing") relates to the Common Stock, $0.001 par value ("HITK Corporation Common Stock"), and voting and other contractual rights relating thereto, of HITK Corporation, a Delaware corporation
(the "Company"), which has its principal executive offices located at 68 Schraalenburg Road, Harrington Park, NJ 07640. The purpose of this Filing is to reflect the beneficial ownership of HITK Corporation Common Stock by John Gitlin.

Item 2.   IDENTITY AND BACKGROUND.

          (a) Mr. John J. Gitlin ("Mr. Gitlin")
          (b) 3008 Falls Church Lane, Mesquite, Texas 75149.
          (c) Vice President of HITK Corporation.
          (d) Mr. Gitlin has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) Mr. Gitlin has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f) Mr. Gitlin is a citizen of the United States.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Mr. Gitlin represented HITK Corporation following the confirmation of the Company's plan of reorganization and agreed to defer payment of his fees at the request of the Company during the pendency of the Company's consummation of its plan under Chapter 11 of the Bankruptcy Code. The purchase price for the 500,000 shares of stock issued to Mr. Gitlin in the amount of $7,500.00 was applied against the outstanding fees owed to him by the issuer.

Item 4.   PURPOSE OF TRANSACTION.

          The person signing this Filing does not have any specific plans or proposals which relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to any of those enumerated above; but such persons reserve the right to propose or undertake or participate in any of the foregoing actions in the future.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) Mr. Gitlin is deemed to beneficially own 500,000 shares of HITK Corporation Common Stock or 9% of the issued and outstanding shares of the Company's stock. The percentage calculations are based upon 3,346,630 shares of HITK Corp. Common Stock issued and outstanding as of January 3, 2000, as reported by American Stock Transfer and Trust Co., the transfer agent for the issuer plus a total of 2,100,000 shares which were issued on January 3, 2000 by HITK Corp., including the 500,000 shares to Mr. Gitlin. The total number of shares reported by American Stock Transfer and Trust Co. includes all issued and outstanding shares under the name HITK Corporation as well as all shares still held in the name of High Technology Capital Corporation the predecessor name of the issuer.
          (b) Mr. Gitlin may be deemed to have sole voting and dispositive power over 500,000 shares of HITK Corporation Common Stock.
          (c) None
          (d) None.
          (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          None.

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

January 4, 2000

                                        /s/ John J. Gitlin
                                       -------------------------------------
                                       John J. Gitlin